Betaferon(R) / Betaseron(R) (interferon beta-1b) in newly emerging multiple sclerosis for initial treatment: BENEFIT starts
Berlin, Germany, February 28, 2002; Schering AG (FSE: SCH, NYSE:
SHR) today announced the start of the multicenter phase III study, BENEFIT, to investigate the efficacy and safety of interferon beta-1b (Betaferon(R) / Betaseron(R) ) in persons with first clinical symptoms indicative of MS.

"There is as yet no licensed treatment for more than 100,000 persons worldwide in this group with high risk of developing clinically definite MS and the impact of such an early treatment on the course of the disease remains controversial." said Dr. Joachim-Friedrich Kapp, Head of Specialised Therapeutics at Schering AG. "The results obtained will be of great significance for our understanding of early treatment with high-dose, high frequency Betaferon(R) / Betaseron(R). BENEFIT - together with the long-term follow-up study
- will provide the necessary answers for the best benefit of people with MS".

About Benefit
BENEFIT (Betaferon(R) /Betaseron(R) in newly emerging multiple sclerosis for initial treatment) will be conducted in up to one hundred centres in 21 countries and will include a total of 400 patients presenting with a first clinical episode suggestive of MS, who will be treated with Betaferon(R)) for a period of up to 24 months.
The BENEFIT study seeks to identify the effect of early treatment prior to the second attack as well as to investigate the impact on the formation of new brain lesions as measured by magnetic resonance imaging (MRI). It will be conducted in specialist centers in all European Union countries, Switzerland, some eastern European countries, Canada and Israel. Patients with a first clinical demyelinating event suggestive of MS and typical MRI findings will either receive eight million units of interferon beta-1b (Betaferon(R)) every other day or placebo as a subcutaneous injection. Treatment will continue for up to 24 months unless they suffer a second attack leading to a diagnosis of clinically definite MS. All study participants will then be entered into a separate follow up study with all patients being offered the option of receiving Betaferon(R) / Betaseron(R) for at least another 36 months. This design will provide the first opportunity to investigate the long-term effects of early vs delayed treatment on disease progression in a rigorous manner.

"With recent diagnostic advances we are more confident about the interpretation of the first symptoms suggestive of MS", said Prof. Ludwig Kappos of the Neurological Clinic at Basle University and member of the BENEFIT Steering Committee. "Previous trials with lower weekly dosages of beta-interferons have shown that this treatment can delay the advent of a second relapse. Investigation of the high-dose, high-frequency treatment regimen of Betaferon(R) / Betaseron(R) in the BENEFIT study is the logical follow up to these early findings. It allows us to explore if we can improve on these results and if early treatment has also an impact on the overall evolution of the disease."

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control & Hormone Therapy, Diagnostics & Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

An electronic version of this news release - as well as additional information about Schering AG - is available at www.schering.de/eng

For further information please contact:
Dr Friedrich von Heyl - Business Communication:
Tel.: +49-30-468 152 96;
Fax: +49-30-468 166 46;
eMail: friedrich.vonheyl@schering.de

Dr Claudia Schmitt - Pharma Communication:
Tel.: +49-30-468 158 05;
Fax: +49-30-468 167 10;
eMail: claudia.schmitt@schering.de

Peter Vogt - Investor Relations:
Tel.: +49-30-468 128 38;
Fax: +49-30-468 166 46;
eMail: peter.vogt@schering.de


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Promising future for Schering AG
Berlin, Germany, March 1, 2002; Schering AG, Berlin (FSE: SCH, NYSE:
SHR), today confirmed its preliminary results. With a 24 per cent increase in net income to EUR 418 million (US$ 372 million)*, Schering achieved its sixth record result in a row. Group sales were up 10 per cent to EUR 4,842 million (US$ 4,310 million) after adjusting for currency effects, operating profit grew 4 per cent to EUR 668 million (US$ 595 million).
"Despite a difficult economic environment in the 2001 financial year we achieved substantial growth in all four of our Business Areas and at the same time strengthened our future prospects," said Dr. Hubertus Erlen, CEO and Chairman of the Executive Board of Schering AG. "We have substantially strengthened our product portfolio in the fields of Fertility Control & Hormone Therapy as well as in Specialized Therapeutics, stimulating growth especially with our successfully launched new products Yasmin(R) and Campath(R)." Looking ahead to 2002 performance Professor Klaus Pohle, CFO and Vice-Chairman of the Executive Board of Schering AG said: "We expect a high single-digit growth of net sales and a double-digit rise of both operating profit and net income. By growing our product families and expanding into neighbouring business fields, like male hormone therapy, we exploit opportunities for further growth."


*Conversion rate EUR - US$ was the FX rate on December 31, 2001 (1EUR =
0.8901 US$)

The following documents from today's press conference can be viewed on our website www.schering.de

- Speech by Dr. Hubertus Erlen, Chairman of the Board of Executive
Directors
- Charts of the presentation by Dr. Erlen
- Charts of the presentation by Prof. Dr. Klaus Pohle, Vice-
Chairman and CFO
- Annual Report 2001 in German as PDF file to download
- Selected tables from the Annual Report 2001 English version (the complete version will be available on our website next week)


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control & Hormone Therapy, Diagnostics & Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

An electronic version of this news release - as well as additional information about Schering AG - is available at www.schering.de/eng For further information please contact:
Dr Friedrich von Heyl - Business Communication:
Tel.: +49-30-468 152 96;
Fax: +49-30-468 166 46;
eMail: friedrich.vonheyl@schering.de

Oliver Renner - Business Communication:
Tel.: +49-30-468 124 31;
Fax: +49-30-468 166 46;
eMail: oliver.renner@schering.de

Peter Vogt - Investor Relations:
Tel.: +49-30-468 128 38;
Fax: +49-30-468 166 46;
eMail: peter.vogt@schering.de